Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 11 DATED December 22, 2022

TO THE PROSPECTUS DATED MARCH 17, 2022

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated March 17, 2022, Supplement No. 1 dated April 7, 2022, Supplement No. 2 dated April 13, 2022, Supplement No. 3 dated May 3, 2022, Supplement No. 4 dated May 20, 2022, Supplement No. 5 dated June 1, 2022, Supplement No. 6 dated August 12, 2022, Supplement No. 7 dated September 22, 2022, Supplement No. 8 dated October 24, 2022, Supplement No. 9 dated November 8, 2022, and Supplement No. 10 dated November 15, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering;
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our acquisition of a property in Cambridge, Ontario; and
•
an update regarding our debt.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of December 20, 2022, we had sold approximately 1.7 million Class A shares, 2.9 million Class T shares, and 0.2 million Class W shares for gross offering proceeds of approximately $48.8 million in our public offering. As of December 20, 2022, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Acquisition of a Property in Cambridge, Ontario

On December 20, 2022, we, through a wholly-owned subsidiary of our operating partnership, closed on the acquisition of a self storage facility located in Cambridge, Ontario (the “Cambridge Property”) from an unaffiliated third party. The Cambridge Property contains approximately 132,000 net rentable square feet of storage space and 930 self storage units. The purchase price for the Cambridge Property was approximately CAD $36.0 million, plus closing costs and an acquisition fee equal to approximately CAD $0.4 million to our advisor. We funded such acquisition with proceeds from our public offering, a draw on the SmartStop Delayed Draw Mezzanine Loan and a draw on the National Bank Loan, as described below.

Update Regarding our Debt

Entry into National Bank Loan

On December 20, 2022, we, through certain wholly-owned subsidiaries of our operating partnership (the “Borrowers”), entered into a non-revolving term facility credit agreement (the “Loan Agreement”) with National Bank of Canada (“National Bank”), as lender.

Under the terms of the Loan Agreement, the credit facility has a principal amount of CAD $15.5 million (the “National Bank Loan”). The National Bank Loan is secured by a first mortgage on the Cambridge Property. The proceeds of the National Bank Loan were used to fund the acquisition of the Cambridge Property.

The National Bank Loan has a maturity date of December 20, 2025. The amounts outstanding under the National Bank Loan bear an interest rate equal to 1 month Canadian Dollar Offered Rate ("CDOR"), plus 2.25%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $15.5 million, whereby the CDOR is fixed at 3.83% through the maturity of the loan. As of December 21, 2022, the interest rate on the Loan was approximately 6.08%. The Loan is interest-only for the first four quarters, payable monthly, and payments of principal and interest, calculated using 25 year amortization, are due monthly thereafter.

The Loan Agreement contains customary affirmative, negative and financial covenants, including a debt service coverage ratio covenant, and customary agreements, representations, warranties and borrowing conditions, and events of default. We serve as a full recourse guarantor with respect to the National Bank Loan.

Amendment to SmartStop Delayed Draw Mezzanine Loan

As previously disclosed, on December 30, 2021, in connection with the acquisition of two of our properties, we, through a wholly-owned subsidiary of our operating partnership, entered into a mezzanine loan agreement (the “SmartStop Delayed Draw Mezzanine Loan Agreement”) with SmartStop OP, L.P., an affiliate of our sponsor, for up to $45.0 million (the “SmartStop Delayed Draw Mezzanine Loan”).

On December 20, 2022, in connection with the acquisition of the Cambridge Property, we amended the SmartStop Delayed Draw Mezzanine Loan Agreement (the “Amendment”) to increase the maximum principal amount of the loan from $45.0 million to $55.0 million and drew an additional $10.0 million to fund the acquisition of the Cambridge Property. The Amendment also extended the loan maturity date for an additional year, through December 30, 2023, converted the interest rate index from LIBOR to SOFR, and adjusted the contractual interest rate to remain at SOFR plus 3% during the extension period. As of December 20, 2022, the outstanding principal balance under the SmartStop Delayed Draw Mezzanine is $35.0 million.